May 26, 2020
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Chuy’s Holdings, Inc. Registration Statement on Form S-3 File No. 333-238011

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, Chuy’s Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on May 28, 2020 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Justin Reinus of Winston & Strawn LLP at 214.453.6566.
Should you have any questions regarding this request, please contact Justin Reinus of Winston & Strawn LLP at 214.453.6566. Thank you for your attention to this matter.

Very truly yours,

CHUY’S HOLDINGS, INC.

		By:	/s/ Jon W. Howie
Jon W. Howie Vice President and Chief Financial Officer

cc:	Justin Reinus, Partner, Winston & Strawn LLP Charlie Haag, Partner, Winston & Strawn LLP